Exhibit 12.1

KBW, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	December 31,
	2011		2010	2009	2008		2007
Fixed Charges:
Interest expense	$1,017		$1,104	1,151	4,603		$14,732
Rental expense deemed to be interest	4,685		4,734	4,604	4,177		3,746
Total fixed charges	$5,702		$5,838	$5,755	$8,780		$18,478

Earnings/(Losses):
Income/(loss) before income tax
expense/(benefit)	$(51,075)		$45,085	$42,858	$(102,005)		$49,405
Fixed charges	5,702		5,838	5,755	8,780		18,478
Earnings/(losses) available for fixed charges	$(45,373)		$50,923	$48,613	$(93,225)		$67,883

Ratio of earnings/(losses) to fixed charges(1)	-	(2)	8.7	8.4	-	(3)	3.7

(1)	The ratio of earnings/(losses) to fixed charges was computed by dividing earnings/(losses) available for fixed charges by fixed charges. Fixed charges consist of interest expense, including the interest portion of operating lease rental expense (interest factor deemed to be one-third of operating lease rental expense), and exclude restructuring charges.

(2)	Earnings/(losses) available for fixed charges for the year ended December 31, 2011 were inadequate to cover total fixed charges. Additional income before income tax expense of $51.0 million would have been necessary to bring the ratio to 1.0.

(3)	Earnings/(losses) available for fixed charges for the year ended December 31, 2008 were inadequate to cover total fixed charges. Additional income before income tax expense of $102.0 million would have been necessary to bring the ratio to 1.0.